Exhibit-1

Elbit Systems Signs an Agreement to Acquire NICE Systems’ Cyber and Intelligence Division for an Amount of Up to $157.9 Million
Out of the total amount, $117.9 million will be paid in cash at the time of the closing and up to $40 million will be paid as earn-out, subject to the acquired division’s future business performance

NICE’s acquired business will be merged into CYBERBIT LTD., an Elbit Systems subsidiary, recently established, in order to consolidate Elbit Systems’ cyber activities

Haifa, Israel, May 21, 2015 - Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), announced today that it has signed an agreement to acquire NICE Systems Ltd.’s (“NICE”) Cyber and Intelligence division for a total amount of up to $157.9 million, subject to certain customary adjustments. Out of the total amount, $117.9 million will be paid in cash at the time of the closing, expected to take place in the third quarter of 2015, subject to certain closing conditions. An additional amount of up to $40 million will be paid as earn-out, based upon the future business performance of the acquired division’s activities.
NICE’s Cyber and Intelligence division offers solutions which provide law enforcement agencies and intelligence organizations with tools for creating communication intelligence. The division’s yearly revenue in 2014 was in the high tens of millions of dollars.
The Cyber and Intelligence division will be acquired by CYBERBIT LTD "(CYBERBIT"), Elbit Systems’ subsidiary, recently established in order to consolidate Elbit Systems’ existing activities relating to the Cyber Intelligence and Cyber Security markets. CYBERBIT will focus on both the emerging government and commercial cyber markets, leveraging Elbit Systems extensive and proven cyber experience and technologies.
Adi Dar, an Executive Vice President of Elbit Systems, was appointed as CYBERBIT’s General Manager. The Nice Cyber and Intelligence division’s employees will become employees of CYBERBIT.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, said: “The acquisition of NICE’s division is a significant milestone in our strategy to bring Elbit Systems cyber capabilities to the level of global leaders. NICE is a well- known world leader in the cyber intelligence industry, and its business activities and capabilities are complementary to ours. The acquisition will enable us to provide our customers with end-to-end, market leading cyber solutions. Machlis added: "We welcome NICE’s Cyber and Intelligence division employees, known for their cutting edge technological capabilities and operational experience. I believe that our combined technology synergetic forces, backed by on-going investment in the cyber field and the joint market position will lead CYBERBIT to success and a world leading position”.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com follow us on Twitter or visit our official Youtube Channel

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management’s expectations, estimates, projections and assumptions. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

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